Exhibit 99.1

ELECTRA BATTERY MATERIALS CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	NAME AND ADDRESS

Electra Battery Materials Corporation. (the “Company”)

133 Richmond Street W, Suite 602

Toronto, Ontario

M5H 2L3

ITEM 2	DATE OF MATERIAL CHANGE November 8, 2022

ITEM 3	NEWS RELEASE

The Company issued a news release on November 8, 2022 announcing the material change, which was disseminated through Business Wire and subsequently filed on SEDAR. A subsequent news release was filed on November 9, 2022.

ITEM 4	SUMMARY OF MATERIAL CHANGE

On November 8, 2022, the Company announced a marketed offering of units (“Units”) on a “best efforts” basis for proceeds of approximately US$8,000,000 (the “Equity Offering”). The expected size of the Equity Offering was subsequently reduced to approximately US$5.5 million. The Units will be sold at a price of US$2.35 per Unit, which price was determined in the context of the market, with each Unit consisting of one common share in the capital of the Corporation (each, a “Common Share”) and one Common Share purchase warrant (each, a “Warrant”). Each Warrant will entitle the holder thereof to acquire, subject to adjustment in certain circumstances, one additional Common Share at a price of US$3.10 for a period of three years following the closing of the Equity Offering.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

On November 8, 2022 the Company announced the Equity Offering.

Concurrently with the announcement of the Equity Offering, the Company filed a draft prospectus supplement dated November 8, 2022 (the “Preliminary Prospectus Supplement”), which was amended by the filing of an amended draft prospectus supplement on November 9, 2022 (the “Amended Preliminary Prospectus Supplement”), each of which supplemented the Company’s final short form base shelf prospectus dated November 26, 2020, as amended by amendment no. 1 dated November 30, 2021. The Amended Preliminary Prospectus Supplement amended the expected size of the Equity Offering to approximately US$5,500,000.

Later on November 9, 2022, after completion of marketing efforts and determining the size of the Equity Offering, the Company filed a prospectus supplement (the “Prospectus Supplement”) qualifying the distribution of 2,345,000 Units at a price of US$2.35 per Unit, for gross proceeds of US$5,510,750. The price of the Units was determined in the context of the market. Each Unit consists of one Common Share and one Warrant, with each Warrant exercisable to acquire, subject to adjustment in certain circumstances, one additional Common Share at a price of US$3.10 for a period of three years following the closing of the Equity Offering.

Concurrently with the filing of the Final Prospectus Supplement, the Company entered into an agency agreement with Cantor Fitzgerald Canada Corporation, Canaccord Genuity Corp., H.C. Wainwright & Co., LLC, A.G.P./Alliance Global Partners, Desjardins Securities Inc., Paradigm Capital Inc. and Red Cloud Securities Inc.

The Company intends to use the net proceeds of the Equity Offering for capital expenditures associated with the expansion and recommissioning of the Company’s wholly-owned hydrometallurgical cobalt refinery, including buildings, equipment, infrastructure, and other direct costs, as well as engineering and project management costs.

The Equity Offering is expected to close on or about November 15, 2022, and is subject to customary closing conditions including the receipt of all necessary regulatory approvals, including the approval of the TSX Venture Exchange and notification to The Nasdaq Stock Market. There can be no assurance as to whether or when the Equity Offering may be completed, or as to the actual size or terms of the Equity Offering.

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable. This report is not being filed on a confidential basis.

ITEM 7	OMITTED INFORMATION

There is no information of a material nature that has been omitted.

ITEM 8	EXECUTIVE OFFICER

The following officer of the Company is knowledgeable about the material change and this report:

Joe Racanelli

Vice President, Investor Relations

Telephone: 416-900-3891

ITEM 9	DATE OF REPORT November 11, 2022

Cautionary Note Regarding Forward-Looking Statements:

This material change report may contain forward-looking statements and forward-looking information (together, “forward-looking statements) ” within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including, without limitation, statements with respect to the Equity Offering, including the use of proceeds and the expected closing date thereof. Generally, forward- looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”.

Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the Prospectus Supplement filed on SEDAR, including the documents incorporated by reference therein and other disclosures of risk factors for the Company, filed on SEDAR at www.sedar.com. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this material change report, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward- looking statement, whether as a result of new information, future events or otherwise.